Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

KINGBIRD INVESTMENT INC.,

KINGBIRD MERGERCO. INC.

and

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

Dated as of September 27, 2012

i

ii

Exhibits

EXHIBIT A – Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this “Agreement”), dated as of September 27, 2012, by and among Kingbird Investment Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Kingbird Mergerco. Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), China Nuokang Bio-Pharmaceutical Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and, solely for the purposes of Section 6.16 hereof, Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company (“Anglo China”) and Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company (“Britain Ukan”, together with Anglo China, the “Founder Vehicles”, and each a “Founder Vehicle”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties”.

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board consisting of independent directors (the “Independent Committee”), has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the Merger, in each case in accordance with the Cayman Companies Law;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each unanimously (i) determined that it is in the best interests of their respective shareholders for Parent and Merger Sub to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Plan of Merger and the Merger, in each case in accordance with the Cayman Companies Law; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Anglo China (the “Guarantor”) is entering into a limited guarantee in favor of the Company (the “Limited Guarantee”) to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS AND INTERPRETATION

Section 1.1 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” shall mean any bone fide inquiry, proposal or offer relating to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value) by any Third Party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party acquiring assets (including share capital of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any Equity Interest in any entity that holds assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Company Shares and any other voting securities of the Company, or (v) any combination of the foregoing, in each case other than the Merger, the transactions contemplated under the Buyer Group Contracts and the other transactions contemplated by this Agreement.

(b) “ADSs” shall mean the Company’s American depositary shares, each of which represents eight (8) Company Shares.

(c) “Affiliate” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

(d) “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, Cayman Islands, Hong Kong or PRC or is a day on which banking institutions located in New York, Cayman Islands, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

(e) “Buyer Group Contracts” shall mean, collectively, (i) the Loan Agreement, (ii) the Framework Agreement (as defined in the Loan Agreement), (iii) the Onshore Share Purchase Agreements (as defined in the Loan Agreement), (iv) the Offshore Share Purchase Agreement (as defined in the Loan Agreement), (v) the Security Documents (as defined in the Loan Agreement), (vi) the Guarantees (as defined in the Loan Agreement), (vii) the Accession Deed (as defined in the Loan Agreement), and (viii) such other documents contemplated under the Loan Agreement and the Framework Agreement.

(f) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(g) “Company Memorandum and Articles” shall mean the Amended and Restated Memorandum of Association and Articles of Association of the Company adopted by special resolution passed on November 6, 2009 and effective on December 15, 2009.

(h) “Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement.

(i) “Company Material Adverse Effect” shall mean any fact event, circumstance, development, condition, change, occurrence or effect that has or reasonably would be expected to have, individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, a material adverse effect on (i) the business, properties, assets, financial condition or consolidated results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement in accordance with its terms; provided that in no event shall any of the following constitute a “Company Material Adverse Effect” or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (A) changes affecting the economy or financial markets generally in any country in which the Company or any Company Subsidiary conducts business; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws; (C) changes that are the result of factors generally affecting the principal industries in which the Company and the Company Subsidiaries operate; (D) effects resulting from the public announcement of this Agreement, including without limitation, the initiation of legal proceedings related to this Agreement or the transactions contemplated hereby; (E) change in the Company’s share price or trading volume (it being understood that any fact, event, circumstance, development, condition, change, occurrence or effect causing or contributing to such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur); (F) attributable to actions or omissions of the Company or any of the Company Subsidiaries taken (x) that are expressly required by this Agreement, or (y) with the written consent of Parent or Merger Sub; (G) effects resulting or arising from the identity of Parent, Merger Sub or any of their respective Affiliates; (H) acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; and (J) the failure by the Company or the Company Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period or attributable to any change in the Company’s credit ratings (it being understood that any fact, event, circumstance, development, condition, change, occurrence or effect causing, contributing to or resulting from such failure to meet any estimates, forecasts or expectations or such change in credit ratings may be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur), provided that events, circumstances, changes, occurrences or effects set forth in clauses (A), (B), (C), (H) and (I) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such events, circumstances, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

(j) “Company Restricted Share” shall mean the share awarded to the employees and certain directors of the Company subject to certain restrictions pursuant to the Company Share Plans.

(k) “Company Shares” shall mean the ordinary shares of the Company, par value $0.0005 per share.

(l) “Company Share Plans” shall mean the 2007 Share Incentive Plan and the 2008 Share Incentive Plan of the Company, each as amended and restated.

(m) “Company Termination Fee” shall mean an amount in cash equal to $1,000,000.

(n) “Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument.

(o) “Depositary” shall mean JPMorgan Chase Bank, N.A.

(p) “Deposit Agreement” shall mean the deposit agreement dated December 9, 2009 among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder.

(q) “Environmental Laws” shall mean, whenever in effect, any Law and other legal obligations relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(r) “Equity Interest” shall mean any share, share capital, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(s) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(t) “Excluded Shares” shall mean (i) Company Shares owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, and (ii) Dissenting Shares.

(u) “Founder Shares” shall mean Company Shares owned by Founder Vehicles immediately prior to the Effective Time.

(v) “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(w) “Governmental Entity” shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or Non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(x) “Hazardous Material” shall mean (i) any petroleum products or byproducts, radioactive materials, asbestos, polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant,” “contaminant,” or words of similar import, under any applicable Environmental Law.

(y) “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person’s assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(z) “Intellectual Property” shall mean, collectively, all intellectual property rights, including all (i) patents, patent applications, patent disclosures and industrial designs, (ii) trademarks, service marks, trade dress, logos, designs, slogans, trade names, corporate names and domain names, and other source indicators, registrations and applications for registration for each of the foregoing, and any translations, adaptations, derivations and combinations thereof, together with all goodwill of any business symbolized by any of the foregoing, (iii) copyrights and copyrightable works, and registrations and applications for registration for each of the foregoing, (iv) trade secrets and confidential information (including ideas, recipes, specifications, concepts, methods, processes, techniques, formulae, compositions, inventions, know-how, technology, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans, and customer and supplier lists and information), (v) software (in both source code and object code form), data, databases and documentation related to any of the foregoing, and (vi) other registrations and applications for any of the foregoing.

(aa) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the officers of the Company (as identified in the Company’s annual report on Form 20-F for the year ended December 31, 2011 and any subsequent current reports on Form 6-K) as of the date of this Agreement after reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of each director thereof after reasonable inquiry.

(bb) “Law” shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or Non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(cc) “Lien” shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Security, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Security.

(dd) “NDA” shall mean that certain confidentiality agreement, dated as of June 14, 2012, between the Company and Mr. Baizhong Xue, as such agreement may be amended from time to time.

(ee) “NASDAQ” shall mean The NASDAQ Global Market.

(ff) “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(gg) “Parent Termination Fee” shall mean an amount in cash equal to $3,000,000.

(hh) “Permitted Encumbrances” shall mean (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith, (ii) mechanics liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (vi) Liens imposed by applicable Law, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Filings filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, and (x) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have Company Material Adverse Effect.

(ii) “Permits” shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(jj) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(kk) “PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(ll) “PRC Subsidiary” shall mean all Company Subsidiaries organized under the Laws of the PRC.

(mm) “Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(nn) “RMB” shall mean renminbi, the legal currency of the PRC.

(oo) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(pp) “SEC” shall mean the United States Securities and Exchange Commission.

(qq) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(rr) “Shareholder Approval” shall mean the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger) by the affirmative vote of shareholders representing two-thirds or more of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting.

(ss) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(tt) “Superior Proposal” shall mean a bona fide written Acquisition Proposal that is not solicited in violation of Section 6.4 of this Agreement and which the Company Board (upon recommendation of the Independent Committee) determines in good faith that, if consummated in accordance with its terms, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the transactions provided for in this Agreement after (i) consultation with its outside financial advisor and legal counsel and (ii) taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination); provided that for the purposes of the definition of “Superior Proposal”, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”.

(uu) “Tax Returns” shall mean any application, report, filing, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(vv) “Tax” or “Taxes” shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States taxes, assessments, charges, duties, levies or other similar governmental charges, including all income, franchise, profits, capital gains, share capital, transfer, sales, use, occupation, property, real estate, deed, land use, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding (as payor or payee), ad valorem, value added, unclaimed property, escheat, alternative or add-on minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, levies or other similar governmental charges, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of another Person.

(ww) “Third Party” shall mean any Person or group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

(xx) “Treasury Regulations” shall mean regulations promulgated by the United States Department of the Treasury under the Code, as amended.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Action	Section 4.11(b)
Agreement	Preamble
Anglo China	Preamble
Anti-Corruption Laws	Section 4.5(b)

Bankruptcy and Equity Exception	Section 4.3(a)
Britain Ukan	Preamble
Cayman Companies Law	Recitals
Certificates	Section 3.2(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Board	Recitals
Company Financial Advisors	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(d)
Company Intellectual Property	Section 4.14(b)
Company Material Contract	Section 4.11(a)
Company Plan(s)	Section 4.9(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(e)
Company Subsidiary	Section 4.1
D&O Insurance	Section 6.12(b)
Dissenter Rights	Section 3.1(f)
Dissenting Shares	Section 3.1(f)
Dissenting Shareholders	Section 3.1(f)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Exchange Fund	Section 3.2(a)
Financing	Section 5.6
Founder Vehicle	Preamble
HKIAC	Section 9.7(c)
Indemnified Parties	Section 6.12(a)
Independent Committee	Recitals
Investments	Section 4.2(d)
Leased Real Property	Section 4.17(b)
Lender	Section 5.6
Loan Agreement	Section 5.6
Merger	Recitals
Merger Sub	Preamble
Notice Period	Section 6.4(d)(iii)
Owned Real Property	Section 4.17(a)
Parent	Preamble

Parent Group	Section 8.2(d)
Parent Representatives	Section 6.3(a)
Party	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.2
Proxy Statement	Section 6.2(a)
Registrar of Companies	Section 2.3
Schedule 13E-3	Section 4.4(b)
Surviving Corporation	Section 2.1
Transaction Litigation	Section 6.8
Uncertificated Shares	Section 3.2(c)

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word “including” do not imply any limitation;

(f) references to months are to calendar months;

(g) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong at 10:00 a.m., local time, on the third Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are duly waived in accordance with the terms of this Agreement and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of filing of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Company Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Corporation, save and except that (a) all references to the name “Kingbird Mergerco. Inc.” shall be amended to “China Nuokang Bio-Pharmaceutical Inc.” and (ii) the share capital shall be described consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association.

Section 2.6 Directors and Officers

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

ARTICLE III

EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER

CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 3.1 Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Share Capital of Merger Sub. Each ordinary share, par value $1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation, which shall rank pari passu with all other outstanding ordinary shares of the Surviving Corporation, and the Surviving Corporation shall make entries in its register of members to reflect the holder of ordinary shares of Merger Sub immediately prior to the Effective Time as the holder of ordinary shares of the Surviving Corporation after the Effective Time. Such ordinary shares, together with the Founder Shares, shall be the only issued and outstanding share capital of the Surviving Corporation. Each certificate evidencing ownership of such ordinary shares of Merger Sub shall thereafter evidence ownership of ordinary shares of the Surviving Corporation.

(b) Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Founder Shares) shall be canceled and cease to exist in exchange for the right to receive $0.725 in cash without interest (the “Per Share Merger Consideration”), payable in the manner provided in Section 3.2 (or in the case of a Company Share represented by a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.4). For the avoidance of doubt, because each ADS represents eight (8) Company Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares or Founder Shares) shall represent the right to surrender the ADS in exchange for $5.80 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(c) Cancellation of Certain Shares. Each Excluded Share other than Dissenting Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and the register of members of the Company shall be amended accordingly.

(d) Founder Shares. Each Founder Share shall continue as a validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation and the register of members of the Surviving Corporation shall be amended accordingly.

(e) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(f) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a shareholder of Company Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 3.1(f)), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration, pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights.

(g) Company Restricted Shares. The restrictions on each Company Restricted Share shall lapse immediately prior to, and effective upon the occurrence of, the Effective Time, and each Company Restricted Share shall be fully vested in each holder thereof at such time, and each such Company Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions (including the conditions set forth in Section 3.2) hereunder as, each Company Share.

(h) Equity Award Waivers. Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain all necessary waivers, consents or releases, in form and substance reasonably satisfactory to Parent, from holders of Company Restricted Shares and other equity awards under the Company Share Plans and take all such other action, without incurring any liabilities in connection therewith, as Parent may deem to be reasonably necessary to give effect to the transactions contemplated by Section 3.1(g). As promptly as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plans) shall adopt such resolutions or take such other actions as are reasonably required to give effect to the transactions contemplated by Section 3.1(g).

Section 3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs) and Company Restricted Shares pursuant to the provisions of this Article III, an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs) and Company Restricted Shares become entitled under this Article III. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each holder of record (as of immediately prior to the Effective Time) of Company Shares, including Company Shares which immediately prior to the Effective Time were (i) represented by a certificate or certificates (the “Certificates”) and (ii) not represented by a certificate or certificates (the “Uncertificated Shares”) which were cancelled and exchanged into the right to receive the Per Share Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof). The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and the cancellation of such Uncertificated Shares on the Per Share Merger Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 3.2. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article III. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (x) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time and (2) the Per ADS Merger Consideration and (y) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the ADSs.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Company Shares are registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Company Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such Person’s entitlement to the relevant Company Share and if the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Company Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Parent and the Surviving Corporation, without double counting, shall be entitled to deduct and withhold or cause to be deducted and withheld from any cash amounts payable pursuant to this Agreement to any holder of Company Shares (including Company Shares represented by ADSs) or Company Restricted Shares such amounts as may be required to be deducted or withheld therefrom under applicable Tax Laws; provided that none of the Paying Agent, Parent or the Surviving Corporation will make or cause to be made any such deduction or withholding in respect of Taxes imposed under PRC Law or under the Code other than: (i) as required as a result of a change in relevant Law on or prior to the Closing Date; (ii) as required pursuant to a written notice by a Governmental Authority; (iii) “backup” withholding Tax under the Code with respect to holders of Company Shares that do not provide a valid IRS Form W-8 or IRS Form W-9; or (iv) Taxes required to be deducted and withheld from amounts payable with respect to any Company Restricted Shares. To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares (including Company Shares represented by ADSs) or Company Restricted Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Shares or ADSs on the date that is six (6) months after the Effective Time shall be paid to Parent upon demand, and any holders of Company Shares (other than Excluded Shares and Founder Shares) or ADSs that were issued and outstanding immediately prior to the Merger who have not theretofore received the Per Share Merger Consideration or Per ADS Merger Consideration payable to them in consideration for the cancellation of their Company Shares or ADSs representing such Company Shares pursuant to the provisions of this Section 3.2 (whether as a result of their failure to surrender their Certificates or otherwise) shall thereafter look for payment of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, payable in respect of such Company Shares or ADSs solely to the Surviving Corporation for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III.

Section 3.3 No Further Ownership Rights. From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) (excluding the Founder Shares) shall no longer be outstanding, all Company Shares (excluding the Founder Shares) shall automatically be cancelled and cease to exist, and all ADSs shall be surrendered, and each holder of a Company Share (excluding the Founder Shares) or ADSs representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration payable therefor upon the cancellation thereof in accordance with the provisions of Section 3.2. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares (including Company Shares represented by ADSs) (excluding the Founder Shares) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates (other than any Certificates in respect of the Founder Shares), Uncertificated Shares or ADSs are presented to the Surviving Corporation for any reason, they shall be surrendered, canceled, exchanged as provided in this Article III.

Section 3.4 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration payable in respect thereof pursuant to Section  3.1.

Section 3.5 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 3.6 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the Company SEC Filings (other than any disclosure contained in such Company SEC Filings in the “Risk Factor” and “Forward-Looking Statements” sections, any other forward looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date of this Agreement), or (ii) set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of the Company (each, a “Company Subsidiary”) has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and the Company and each Company Subsidiary has obtained all applicable Permits relative to its formation and organization from all applicable Governmental Entities except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing or of the Company or any Company Subsidiary to have such Permits has not had and would not have a Company Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of all of the Company Subsidiaries, the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary. Each of the Company and each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, successfully passed all applicable annual audits in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not and would not have a Company Material Adverse Effect. Complete and correct copies of the Company Memorandum and Articles, in effect as of the date of this Agreement, have been publicly filed by the Company as a part of the Company SEC Filings.

Section 4.2 Capitalization

(a) The authorized share capital of the Company consists of US$1,000,000 divided into 2,000,000,000 Company Shares. As of September 25, 2012, there were (i) 154,390,734 Company Shares (other than treasury shares) issued and outstanding, including 1,360,000 Company Shares issuable upon vesting of outstanding Company Restricted Shares , (ii) no Company Shares held in the treasury of the Company, and (iii) no Company Shares owned by any Company Subsidiary. Section 4.2(a) of the Company Disclosure Schedule sets forth a list of the holders of Company Restricted Shares as of the date of this Agreement, including (to the extent applicable) the date on which each such Company Restricted Share was granted, the maximum number of Company Shares subject to such Company Restricted Share and the vesting schedule of each such Company Restricted Share. All of the outstanding shares in the share capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All Company Shares issuable upon vesting of Company Restricted Shares have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Share Plan, will be duly authorized, validly issued and fully paid and non-assessable.

(b) Except as set forth in Section 4.2(a), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any of its share capital or other Equity Interests, or securities convertible into or exchangeable for such share capital of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, “phantom shares” or other commitments that provide any right to receive value or benefits similar to such share capital, securities or other rights). Except as set forth in Section 4.2(a) and Section 6.16, there are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s shareholders may vote.

(c) Each outstanding share or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens other than Permitted Encumbrances, and subject to the Laws of the PRC with respect to the PRC Subsidiaries, free of any restriction which prevents the payment of dividends to the Company or any Company Subsidiary. There are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, exchange, cancellation or sale of any Equity Security or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth as of the date hereof the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens other than Permitted Encumbrances. Except for the share capital and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any share capital or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) Neither the Company nor any of the Company Subsidiaries has entered into any material Contract, commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person.

Section 4.3 Corporate Authority; Approval and Fairness

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject only to the authorization and approval of this Agreement, the Plan of merger and the Merger by the Shareholder Approval. No other corporate proceedings on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) On or prior to the date of this Agreement, (i) the Independent Committee has received from each of Lazard Asia (Hong Kong) Limited and Houlihan Lokey (China) Limited (together, the “Company Financial Advisors”), its written opinion, to the effect that, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares, Founder Shares and their affiliates) and the Per ADS Merger Consideration to be received by the holders of the ADSs is fair, from a financial point of view, to such holders and (ii) the Company Board (acting upon the unanimous recommendation of the Independent Committee) has unanimously determined that this Agreement and the transactions provided for herein, including the Plan of Merger and the Merger, are in the best interest of the Company and its shareholders, and validly adopted resolutions by a unanimous vote approving this Agreement, directing that this Agreement be submitted to the Company’s shareholders for their approval, and recommending to the shareholders of the Company that they authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law (the “Company Recommendation”), which resolutions, subject to Section 6.4(d), have not been subsequently withdrawn or modified in a manner adverse to Parent.

Section 4.4 No Conflict; Required Filings and Consents

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Memorandum and Articles or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time and the Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger as required by the Cayman Companies Law or (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger, (y) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (z) as would not have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the businesses of the Company or any Company Subsidiary is, and since December 31, 2010 has been, conducted in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound (including the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, and, if applicable, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 or any other applicable anti-corruption Law (collectively, “Anti-Corruption Laws”)), (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and each Company Subsidiary holds all Permits necessary for the lawful conduct of its business, and (iv) the Company and each Company Subsidiary is in compliance with the terms of such Permits.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Company Subsidiary nor any director or officer, nor, to the Knowledge of the Company, any agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them made or gave any bribe, rebate, payoff, influence payment, kickback or other payment to any officer, director, employee or official of or any other person acting in an official capacity for any Governmental Entity that would be unlawful under any applicable Law, including under an Anti-Corruption Law. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary, or any Representative thereof is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law which has not been resolved.

Section 4.6 SEC Filings; Financial Statements

(a) Company SEC Filings. The Company has timely filed or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it with the SEC, as the case may be, since December 10, 2009 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed or furnished (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the “Company Financial Statements”) was prepared, or, in the case of Company Financial Statements filed after the date hereof, will be prepared, in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, or, in the case of Company Financial Statements filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and the Company Subsidiaries for the respective periods indicated therein are, or, in the case of Company Financial Statements filed after the date hereof, will be, correct and complete in all material respects and are, or, in the case of Company Financial Statements filed after the date hereof, will be, consistent in all material respects with the books and records of the Company and the Company Subsidiaries (subject, in the case of unaudited statements, to normal period-end adjustments which have not and would not have a Company Material Adverse Effect).

(c) Internal Controls. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act). The Company has implemented disclosure controls and procedures as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s chief executive officer and its chief financial officer.

Section 4.7 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) which do not and would not have a Company Material Adverse Effect, (ii) that were incurred after December 31, 2011, in the ordinary course of business consistent with past practice, (iii) that were reflected, accrued or reserved against in the Company’s consolidated balance sheets or in the notes thereto including in the Company SEC Filings filed prior to the date hereof, or (iv) that were required to be incurred pursuant to the transactions contemplated by this Agreement.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2011, (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, and (b) there has not been (i) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which has had a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (iii) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or (iv) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 4.9 Company Plans; Employees and Employment Practices

(a) All material benefit and compensation plans (including the Company Share Plans) (the “Company Plans”) covering current or former employees of the Company and the Company Subsidiaries are listed in Section 4.9 of the Company Disclosure Schedule. True and complete copies of each Company Plan, including all amendments thereto, have been provided or made available to Parent. Since December 31, 2011 there has been no material change, amendment, modification to, or adoption of, any Company Plan.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect and except as otherwise specifically provided in this Agreement regarding the Company Restricted Shares, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director, officer or employee of the Company or any of the Company Subsidiaries under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no outstanding Order against the Company Plans that would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent any employee of the Company or any Company Subsidiary. Except for matters that have not and would not have a Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, and (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries. Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining.

Section 4.11 Contracts

(a) Except for this Agreement, the Buyer Group Contracts to which any Company Subsidiary is a party and Contracts filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract which, as of the date hereof, would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act. Each contract of the type described in this Section 4.11(a) is referred to herein as a “Company Material Contract.” True and correct copies of all Company Material Contracts have been either publicly filed with the SEC or made available to Parent by the Company.

(b) Except as would not have a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiary party thereto, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) neither the Company nor any Company Subsidiary and, to the Company’s Knowledge, no counterparty, is or is alleged to be in material breach or violation of, or material default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any written claim or notice of material default, termination or cancellation under any Company Material Contract, and (v) to the Company’s Knowledge, no event has occurred which would result in a material breach or violation of, or a material default under, any Company Material Contract (in each case, with or without notice or lapse of time or both).

Section 4.12 Litigation. As of the date hereof, (i) there is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) none of the Company or any of the Company Subsidiaries is subject to or bound by any material outstanding Order.

Section 4.13 Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) the Company and each Company Subsidiary have complied and are in compliance in all respects with all Environmental Laws, (b) neither the Company nor any Company Subsidiary has received any written notice, report or request for information regarding any violation of, or any liability under, any Environmental Law with respect to the Company’s or any Company Subsidiary’s past or current operations, properties or facilities, and (c) neither the Company nor any Company Subsidiary has any contingent liability in connection with the release of any Hazardous Material.

Section 4.14 Intellectual Property

(a) Except for matters that have not and would not have a Company Material Adverse Effect, the Company and each Company Subsidiary owns all right, title and interest in and to, or has valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or the Company Subsidiaries as it is currently conducted, free and clear of all Liens, other than Permitted Encumbrances (the “Company Intellectual Property”).

(b) Except as would not have and would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not have and would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary nor the business conducted by the Company or any Company Subsidiary infringes, dilutes or misappropriates any Intellectual Property rights of any Person; provided, however, that this representation shall be subject to the Knowledge of the Company with respect to patent rights of any Person. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no Third Party is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Company Subsidiary.

(c) Except as would not have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, Actions or Orders by any Person challenging the validity or enforceability of, or the Company’s or any Company Subsidiary’s use or ownership of, any of the Company Intellectual Property.

(d) Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary own all right, title and interest in and to all Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Company Subsidiary, and all current or former employees, consultants, or contractors who have participated in the creation or development of any such Intellectual Property have executed and delivered to the Company or such Company Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such current or former employee, consultant, or contractor of confidential information and (ii) providing for the assignment by such current or former employee, consultant, or contractor to the Company or such Company Subsidiary of any Intellectual Property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Company or such Company Subsidiary.

(e) The Company and the Company Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Intellectual Property that they own. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and each Company Subsidiary on terms and conditions materially identical to those under which the Company and each Company Subsidiary owned or used the Company Intellectual Property immediately prior to the Effective Time.

Section 4.15 Taxes.

(a) Except as would not have a Company Material Adverse Effect, all Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary for all taxable periods ending on or before the date hereof have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file), and such Tax Returns are true, correct, and complete in all respects.

(b) Except as would not have a Company Material Adverse Effect, all Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been timely paid.

(c) As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any material Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes.

(d) The Company and each Company Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with any amounts paid or owing.

Section 4.16 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and the Company Subsidiaries. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any Company Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

Section 4.17 Real Estate

(a) Section 4.17(a) of the Company Disclosure Schedule lists the location of each parcel of real property in which the Company or any of the Company Subsidiaries holds any title ownership or land use rights where title ownership is not available to private parties in the jurisdiction in which such real property is located that is material to the business of the Company and the Company Subsidiaries taken as a whole (“Owned Real Property”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or as described in Section 4.17(a) of the Company Disclosure Schedule, (i) the Company or a Company Subsidiary holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property free and clear of all Liens, except Permitted Encumbrances and (ii) the Company or a Company Subsidiary has paid in full any and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights.

(b) The Company has made available to Parent copies of all leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the business of the Company and the Company Subsidiaries taken as a whole (“Leased Real Property”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or as described in Section 4.17(a) of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens, except Permitted Encumbrances.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property (excluding Owned Real Property and Leased Real Property) that is material to the business of the Company and the Company Subsidiaries taken as a whole, free and clear of any and all Liens, except Permitted Encumbrances.

Section 4.18 Brokers. Other than the Company Financial Advisors, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.19 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Parent is an exempted company, duly organized, validly existing and in good standing under the Laws of the Cayman Islands, and Merger Sub is an exempted company, duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association as in effect as of the date hereof of Parent and Merger Sub, respectively.

Section 5.2 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists solely of 50,000 ordinary shares, par value $1.00 per share. As of the date hereof, one ordinary share of Parent was issued and outstanding. All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable. At the Effective Time, Ms. Yuhuan Zhu will own 100% of the issued and outstanding share capital of Parent on a fully diluted basis. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Loan Agreement, those incident to its formation and capitalization and pursuant to this Agreement.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one share is validly issued and outstanding. As of the Effective Time, the authorized share capital of Merger Sub will consist solely of 2,000,000,000 ordinary shares, par value $0.0005 per share, of which no more than 154,390,734 will be issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent, free and clear of any Lien. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger.

Section 5.3 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent’s or Merger Sub’s shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.4 No Conflict; Required Filings and Consents

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not (i) conflict with or violate any provision of the memorandum of association and articles of association of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to any member of the Parent Group or by which any property or asset of any member of the Parent Group is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under by any federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger as required by the Cayman Companies Law or (iii) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.5 Litigation. As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.

Section 5.6 Ownership of Merger Sub; No Prior Activities. Parent owns 100% of the issued and outstanding share capital of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and related to the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.7 Financing. Parent has delivered to the Company a true, complete and correct copy of the executed Loan Agreement, dated as of the date hereof (the “Loan Agreement”), between Parent and China Grand Enterprises (HK) Limited, a company incorporated in Hong Kong (the “Lender”), pursuant to which the Lender has agreed, subject to the terms and conditions thereof, to provide the debt financing in the aggregate amount described therein (the “Financing”), which shall be used to finance the consummation of the Merger and the other transactions contemplated hereby. The Loan Agreement, in the form so delivered, is in full force and effect as of the date hereof and is the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of the Lender, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Assuming (a) the Financing is funded in accordance with the Loan Agreement and (b) the performance by the Company of its obligations in this Agreement, Parent will have at the Effective Time funds sufficient for Parent to pay the aggregate Per Share Merger Consideration and the aggregate Per ADS Merger Consideration and for Parent to pay all fees and expenses payable by it in connection with the consummation of the Merger and the other transactions contemplated hereby. The obligations of the Lender to fund the Financing under the Loan Agreement are not subject to any contractual conditions other than as set forth in the Loan Agreement. As of the date of this Agreement, (i) the Loan Agreement has not been amended or modified and no such amendment or modification is contemplated, and the funding commitment contained in the Loan Agreement has not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated, and (ii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Loan Agreement by Parent or Merger Sub, or to Parent’s Knowledge, the Lender. Parent and Merger Sub have fully paid any and all fees in connection with the Loan Agreement that are due and payable on or prior to the date hereof. There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding of the full of amount of the Financing other than the Loan Agreement and any other agreements that do not impact the conditionality or amount of the Financing. As of the date hereof, assuming Parent and Merger Sub are obligated to close pursuant to Section 2.2, Parent does not have any reason to believe that any of the conditions to the Loan Agreement will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

Section 5.8 Solvency. Assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the Financing and the payment of the aggregate Per Share Merger Consideration and the aggregate Per ADS Merger Consideration, amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses the Surviving Corporation will, immediately after the Effective Time be able to pay its debts as they fall due as required by the Cayman Companies Law.

Section 5.9 Limited Guarantee. Concurrently with the execution of the Agreement, the Guarantor has delivered to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 5.10 Certain Arrangements. As of the date of this Agreement, other than as set forth in Section 6.16 and the Buyer Group Contracts, there are no agreements, arrangements or understandings, whether or not legally enforceable, (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, with respect to any securities of the Company, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration on a per Share basis in connection with the Merger in any form or nature in an amount in excess of the Merger Consideration or (c) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or agreed to vote against any Superior Proposal.

Section 5.11 Buyer Group Contracts. Parent has delivered, or upon execution, will deliver, to the Company a true, correct and complete copy of the Buyer Group Contracts. Other than as set forth under Section 6.16 and the Buyer Group Contracts, there are no other agreements, arrangements or understandings with respect to any securities of the Company between two or more of the following Persons: any member of the Parent Group, the Lender, the Guarantor, and any of their respective Affiliates.

Section 5.12 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

Section 5.13 Ownership of Company Shares. As of the date hereof, none of the none of Parent, Merger Sub or any of their Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest in, the Company, other than the Founder Shares.

Section 5.14 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Except in the event of fraud, none of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article V.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business Pending the Closing

(a) The Company agrees that, between the date of this Agreement and the Effective Time, as otherwise expressly permitted by this Agreement or contemplated under any Buyer Group Contract, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the key customers, suppliers and other Persons with whom the Company or any Company Subsidiary has business relations. Without limiting the foregoing, and as an extension thereof, as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Memorandum and Articles or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its share capital or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its share capital or other Equity Interests (other than pursuant to the vesting of Company Restricted Shares existing on the date hereof on the terms in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its share capital (other than dividends paid by a Subsidiary to the Company or to any Subsidiary of the Company), or enter into any agreement with respect to the voting of its share capital;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its share capital or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its share capital or other Equity Interests, except pursuant to the exercise or settlement employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $500,000 (or an equivalent amount in RMB) individually and $2,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi) grant any Lien on any of its assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(a)(vi).

(vii) incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of $10,000,000 (or an equivalent amount in RMB) for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary;

(viii) sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $2,000,000 (or an equivalent amount in RMB) in the aggregate;

(ix) authorize, or make any commitment with respect to, any single capital expenditure in excess of $2,000,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries in excess of $10,000,000 (or an equivalent amount in RMB) in the aggregate;

(x) enter into any material new line of business outside of its existing business segments;

(xi) (A) grant or announce any stock option, equity, equity-linked or incentive awards or change the vesting dates of any Company Restricted Share from the vesting date for the Company Restricted Shares set forth in Section 4.2(a) of the Company Disclosure Schedule, (B) subject grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary having a total annual base salary and incentive compensation opportunity in excess of $200,000 (or an equivalent amount in RMB), (C) hire (or enter into any employment agreements with) any employees having a total annual base salary and incentive compensation opportunity in excess of $200,000 (or an equivalent amount in RMB), (D) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan, or (E) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement except as required by Law;

(xii) except as may be required by GAAP or as a result of a change in Law, make any change in accounting principles, policies, practices, procedures or methods used by it;

(xiii) change any method of Tax accounting, make or change any material Tax election, materially adopt or change any material accounting method, file any amended Tax Return, settle or compromise any Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax, surrender any right to claim a Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xiv) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $200,000 (or an equivalent amount in RMB) in the aggregate, or (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, including costs or revenue reductions, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries;

(xv) (A) enter into, terminate (other than extensions at the end of a term in the ordinary course of business) or materially amend or modify any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Company Material Contract;

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company); or

(xvii) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ respective operations.

Section 6.2 Proxy Statement; Schedule 13e-3; Company Shareholders Meeting

(a) Proxy Statement. As promptly as practicable after the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the Company Shareholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable on or after the date hereof. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. Subject to and without limiting the rights of the Independent Committee and the Company Board pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation.

(b) Schedule 13e-3. Concurrently with the preparation and filing of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC the Schedule 13E-3 with respect to the Merger. The Company and Parent shall cooperate and consult with each other in preparation of the Schedule 13E-3, including, without limitation, furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3.

(c) SEC Comments. The Company, after consultation with Parent, will use its reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all written correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement. Prior to filing or mailing the Proxy Statement or filing the Schedule 13E-3 or any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent. As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall mail the Proxy Statement and all other proxy materials to the holders of Company Shares and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Information Supplied. Each of Parent, Merger Sub and the Company agrees that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(e) Shareholders Meeting.

(i) The Company shall duly call, give notice of and hold an extraordinary general meeting of its shareholders in accordance with the Cayman Companies Law and the Company Memorandum and Articles (the “Company Shareholders Meeting”) as promptly as practicable, but in any event no later than five calendar days, following the date on which the SEC confirmed that it has no further comments on the Schedule 13E-3 and Proxy Statement for the purpose of obtaining the Shareholder Approval; provided that the Company may adjourn or postpone the Company Shareholders Meeting for up to thirty calendar days (but in any event no later than the End date), (A) with the consent of Parent, (B) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Company Shares represented (either in person or by proxy ) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board as determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting. Parent may request on only one occasion that the Company adjourn or postpone the Company Shareholders Meeting for up to thirty calendar days (but in any event no later than the End Date), if as of the time the Company Shareholders Meeting proceeds to business there are insufficient Company Shares represented (either in person or by proxy) (x) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting or (y) voting in favor of approval of this Agreement and the transactions contemplated hereby to obtain the Shareholder Approval, in which event the Company shall, in each case, cause the Company Shareholders Meeting to be postponed or adjourned in accordance with Parent’s request. In no event shall any such adjournment or postponement be longer than thirty calendar days after the originally scheduled meeting date or result in the Company Shareholders Meeting being held later than five Business Days prior to the End Date.

(ii) Subject to Section 6.4(d), at the Company Shareholders Meeting, the Company shall, through the Company Board or the Independent Committee, make the Company Recommendation and shall take all reasonable lawful action to solicit proxies from the Company’s shareholders to obtain the Shareholder Approval. Without the prior written consent of Parent, the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders Meeting.

Section 6.3 Access to Information; Confidentiality

(a) Access to Information. Subject to Section 6.3(b), from the date of this Agreement to the Effective Time, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, the “Parent Representatives”) access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company or such Company Subsidiary and to the books and records thereof and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDA or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any Company Subsidiary’s operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Company Subsidiary’s privilege with respect thereto.

(b) Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDA or any similar agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3. The NDA shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of the NDA according to its terms.

Section 6.4 No Solicitation of Transactions

(a) Except as expressly permitted by this Section 6.4, the Company and its officers and directors shall, and the Company shall instruct and cause the Company Representatives, Company Subsidiaries and their respective Representatives to:

(i) immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, effective on and from the date hereof; and

(ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not:

(A) initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries, effort or attempt or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement or any anti-takeover Law;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(E) resolve, propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 6.4(a), at any time after the date of this Agreement and prior to obtaining the Shareholder Approval, the Company may, in response to a bona fide written Acquisition Proposal that did not result from a breach of Section 6.4(a) and that the Independent Committee, which shall have full, sole, and exclusive authority to make such decision determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms at least as restrictive as those contained in the NDA (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement), and (ii) participate, through the Independent Committee, in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall promptly (and in any event, within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent; provided, further, however, that any definitive merger or similar agreement with respect to any Acquisition Proposal shall be subject to approval by the Company Board.

(c) Subject to the actions contemplated by Section 8.1(c)(iii) and except as expressly provided by Section 6.4(d), neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within two (2) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, or (E) fail to include the Company Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 6.4(b)).

(d) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to obtaining the Shareholder Approval, the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board (upon recommendation of the Independent Committee) concludes in good faith constitutes a Superior Proposal, the Company Board (upon recommendation of the Independent Committee) may effect a Company Adverse Recommendation Change with respect to such Superior Proposal and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(c)(iii), if and only if:

(i) the Company Board determines in good faith, after consultation with its outside financial advisor and legal counsel, that failure to do so could reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws;

(ii) the Company shall have complied with its obligations under this Section 6.4; and

(iii) (A) the Company shall have provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board (upon recommendation of the Independent Committee) concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board intends to effect a Company Adverse Recommendation Change pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change, including the identity of the party making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal, and (B) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, (1) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (2) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Independent Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and to comply with the requirements of this Section 6.4 (including Section 6.4(d)) with respect to such new written notice.

None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change in light of a Superior Proposal.

(e) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any written request by Parent, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f) The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably prompt basis (in any event, within 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent, Merger Sub and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided that all obligations of the Company, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.6 and Section 6.7, and not this Section 6.5.

(b) Each of Parent, Merger Sub and the Company agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any objection or Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

Section 6.6 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Financing on the terms and conditions described in the Loan Agreement and shall not permit any amendment or modification to be made to, any waiver of any provision or remedy under, or any termination of, the Loan Agreement unless such action or actions, individually or in the aggregate, would not reasonably be expected to materially prevent, delay or impair the availability of the Financing or the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) Each of Parent and Merger Sub shall use its reasonable best efforts to (i) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Loan Agreement that are within its control, (ii) cause the Lender to fund the Financing at or prior to the Closing, (iii) enforce its rights under the Loan Agreement, and (iv) subject to the terms and conditions of the Loan Agreement, draw upon and consummate the Financing at or prior to the Closing.

(c) Prior to the Closing, Parent shall (i) give the Company prompt notice of any material breach or threatened material breach by any party to the Loan Agreement or any definitive documents related to the financing of which Parent or Merger Sub becomes aware, or any termination thereof, (ii) give the Company prompt notice (A) of the receipt of any notice or other communication from any Person with respect to any material dispute or disagreement between or among any parties to the Loan Agreement or any document related to the Financing, (B) if for any reason Parent or Merger Sub believes in good faith that there is (or there is likely to be) a dispute or disagreement between or among any parties to the Loan Agreement or any document related to the Financing or there is a reasonable possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Loan Agreement, and (iii) otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Financing.

(d) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Loan Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions (including the market flex provisions) not materially less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Loan Agreement, in an amount sufficient, when added to the portion of the Financing and other funds that are available (assuming the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions by Parent) to consummate the Merger, and to enter into new definitive agreements with respect to such alternative financing.

Section 6.7 Financing Assistance. Prior to the Closing, the Company shall, and shall cause each Company Subsidiary to, and shall use its reasonable best efforts to cause the Company Representatives to, provide to Parent and Merger Sub cooperation reasonably requested by Parent or Merger Sub in connection with the arrangement of the Financing, including:

(a) assisting with the preparation of materials required in connection with the Financing;

(b) executing and delivering any pledge and security documents or other certificates, legal opinions or documents as may be reasonably requested by Parent or Merger Sub or otherwise reasonably facilitating the pledging of collateral; provided that such documents will not take effect until immediately prior to or at the Effective Time;

(c) executing and delivering the Share Transfer Documents (as defined in the Loan Agreement) and related deliverables to which the Company or any Company Subsidiary, as applicable, is a party as contemplated under the Loan Agreement; provided that such documents will not take effect until immediately prior to or at the Effective Time;

(d) furnishing Parent and Lender as promptly as practicable with financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent or Merger Sub;

(e) using reasonable best efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys, title insurance and other documentation and items relating to the Financing as reasonably requested by Parent or Merger Sub;

(f) providing monthly financial statements to the extent the Company customarily prepares such financial statements within the time frame such statements are prepared; and

(g) furnishing Parent and the Lender promptly with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations.

Nothing in this Section 6.7 shall require such cooperation to the extent it would require the Company to agree to pay any fees, reimburse any expenses or give any indemnities prior to the Effective Time for which it is not reimbursed or indemnified by Parent. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Company Subsidiary in connection with such cooperation requested by Parent.

Section 6.8 Notices of Certain Events. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied, (b) any Action commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the “Transaction Litigation”), or (c) the material failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

Section 6.9 Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Subsidiary nor any Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have first consented thereto in writing.

Section 6.10 Publicity. The Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other transactions contemplated by this Agreement. No Party shall issue any such press release or make any such public statement prior to such consultation, except to the extent the disclosing Party determines it is required to do so by applicable Law or any listing agreement with or rules of NASDAQ, in which case such Party shall use all reasonable efforts to consult with the other Party before issuing any such release or making any such public statement.

Section 6.11 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall use its reasonable best efforts to cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent required by the Company Memorandum and Articles, and as required pursuant to any indemnity agreements of the Company or any Company Subsidiary in effect on the date hereof, each present and former director and officer of the Company and each Company Subsidiary (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, (ii) any claim arising from the transactions contemplated herein, (iii) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions; and (iv) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The memorandum and articles of association of the Surviving Corporation will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Memorandum and Articles, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall and, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for the extension of the existing directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policy pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.12 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.12.

(d) The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

(e) The agreements and covenants contained in this Section 6.12 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.12 is not prior to or in substitution for any such claims under any such policies.

Section 6.13 Anti-takeover Law. Parent, the Company and their respective Boards of Directors (or with respect to the Company, the Independent Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no anti-takeover Law is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (b) if any anti-takeover Law becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such anti-takeover Law on this Agreement or the transactions provided for in this Agreement.

Section 6.14 Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from NASDAQ and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.15 Actions Taken at Direction of CEO; Knowledge of CEO. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of Mr. Baizhong Xue without the approval or direction of the Company Board (acting with the concurrence of the Independent Committee) or the Independent Committee. Parent shall not have any right to (a) terminate this Agreement under Section 8.1 or (b) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent Mr. Baizhong Xue has knowledge, as of the date of this Agreement, of such breach or inaccuracy.

Section 6.16 Founder Vehicle Undertakings

(a) Each of the Founder Vehicles hereby severally and not jointly and severally represents and warrants to the Company and Parent that (i) as of the date hereof, such Founder Vehicle Beneficially Owns (and will Beneficially Own) the Founder Shares set forth on Schedule A hereto; (ii) such Founder Vehicle has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in this Section 6.16, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Founder Shares set forth on Schedule A; (iii) as of the date hereof, neither the Founder Vehicle nor any of its Affiliates Beneficially Owns any securities of the Company other than the Company Shares set forth on Schedule A; (iv) such Founder Vehicle has the requisite power to agree to all of the matters set forth in this Section 6.16 with respect to the Company Shares it Beneficially Owns and the full authority to vote, transfer and hold all the Company Shares it Beneficially Owns, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement; (v) such Founder Vehicle has the legal capacity and authority to enter into this Agreement and to perform all of its obligations under this Agreement; (vi) this Agreement has been duly and validly executed and delivered by such Founder Vehicle and constitutes a valid and binding agreement of the Founder Vehicle, enforceable against such Founder Vehicle in accordance with its terms, subject to the Bankruptcy and Equity Exception; (vii) none of the execution and delivery of this Agreement by such Founder Vehicle, the consummation by such Founder Vehicle of any of the transactions contemplated hereby or compliance by the Founder Vehicle with any of the provisions hereof (A) conflicts with or results in any breach of any organizational documents applicable to such Founder Vehicle, (B) violates any order, writ, injunction, decree, judgment, law, statute, rule or regulation applicable to such Founder Vehicle or any of its properties or assets or (C) except for the requirements of the Exchange Act, requires any filing with, or permit, authorization, consent or approval of, any Governmental Entity; (viii) such Founder Shares are now and at all times during the term hereof will be, and the Company Shares will be, held by such Founder Vehicle, free and clear of all Liens, proxies, powers of attorney, voting trusts and voting agreements and arrangements, except for any such Liens arising hereunder or under applicable securities Laws.

(b) At the Company Shareholders Meeting, each of the Founder Vehicles irrevocably and unconditionally agrees (x) to appear at such meeting or otherwise cause its respective Founder Shares to be counted as present thereat for purposes of determining whether a quorum is present and (y) vote or cause to be voted (including by proxy or written consent, if applicable) all of its respective Founder Shares, in favor of the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger).

(c) Prior to the termination of this Agreement, each Founder Vehicle agrees severally and not jointly and severally not to, and to cause each of its Affiliates not to, directly or indirectly:

(i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or enter into a loan of, any or all of the Company Shares it Beneficially Owns or any interest therein;

(ii) grant any proxy or power of attorney with respect to any of the Company Shares it Beneficially Owns, or deposit any of the Company Shares it Beneficially Owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Company Shares except as provided in this Section 6.16; or

(iii) take any other action that would prevent or materially impair the Founder Vehicle from performing any of its obligations under this Agreement or that would make any representation or warranty of the Founder Vehicle hereunder untrue or incorrect in any manner that would prevent or materially impair the performance by the Founder Vehicle of any of its obligations under this Agreement.

(d) Each of the Founder Vehicles hereby (i) agrees that its legal and beneficial ownership with respect to its respective Founder Shares shall survive the Merger and such Founder Vehicle shall continue to beneficially own such Founder Shares following the Closing, and (ii) irrevocably waives any right to receive the Per Share Merger Consideration with respect to each Founder Share it owns immediately prior to the Effective Time.

Section 6.17 Employee Benefits. Effective from and after the Closing Date, Parent shall use its reasonable best efforts to cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries (a) with each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense) and (b) for at least the one-year period immediately following the Closing Date, other terms and conditions of employment (including seniority and other service credit) and types and amounts of compensation and benefits (excluding those items subject to clause (a), above) that are no less favorable, in the aggregate, to those provided by the Company or its Affiliates, in each case, immediately prior to the Closing Date. Nothing in this Section 6.17, express or implied, shall (i) confer upon any employee of the Company or the Company Subsidiaries, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (ii) be construed to prevent Parent, the Surviving Corporation or their Affiliates from terminating or modifying to any extent or in any respect any benefit plan, or (iii) together with any other provision of this Agreement, establish, amend, or be deemed to amend, any benefit plan (including any Company Plan).

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Independent Committee), at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b) and Section 4.3, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.3 shall be true and correct in all material respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all material respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” (iii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects when made and as of the Closing as if made at such time (except for de minimus inaccuracies).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d) Dissenting Shares. The aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding Company Shares immediately prior to the Effective Time.

(e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitations as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement, including the consummation of the Merger.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by (i) in the case of the Company Board, the Independent Committee and (ii) in the case of Parent, its Board of Directors, whether before or after the Shareholder Approval:

(a) by mutual written consent of Parent and the Company,

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated by 11:59 p.m., Hong Kong time, on March 31, 2013 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement was the material cause of the failure of the Merger to have been consummated prior to the End Date;

(ii) if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement results in the imposition of any such Order or applicability of such Law; or

(iii) if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon,

(c) by the Company if:

(i) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (i) or (ii), such breach is incapable of being cured by the End Date or is not cured by Parent of Merger Sub within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii) (x) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), (y) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the delivery of such notice; or

(iii) if prior to the obtaining of the Company Shareholder Approval, (x) the Company Board has, upon recommendation of the Special Committee, authorized the Company to enter into a definitive agreement with respect to a Superior Proposal and (y) the Company has concurrently with the termination of this Agreement entered into, or immediately after the termination of this Agreement, enters into, a definitive agreement with respect to the Superior Proposal referred to in the foregoing clause (x); provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(c)(iii) is conditioned on and subject to the concurrent or prior payment by the Company of the Company Termination Fee to Parent in accordance with Section 8.2(b) and any purported termination pursuant to this Section 8.1(c)(iii) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee; provided, further that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c)(iii) unless the Company has complied in all material respects with the requirements of Section 6.4 of this Agreement and the Company has complied in all material respects with the requirements of Section 6.4(d) that the Company is required to satisfy before taking action pursuant to this Section 8.1(c)(iii).

(d) by Parent:

(i) if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Company within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii) if (x) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change or (y) the Company Board shall have approved or recommended, or entered into or allowed the Company or any Company Subsidiary to enter into a letter of intent, agreement in principle or definitive acquisition agreement for an Acquisition Proposal (other than a confidentiality agreement in accordance with Section 6.4(b)).

(e) Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors or Affiliates; provided that the provisions of this Section 8.2, Article IX and the NDA shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b) Company Termination Fee. In the event this Agreement is terminated by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii) or terminated by Company pursuant to Section 8.1(c)(iii), the Company shall pay the Company Termination Fee to Parent promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee. In the event that this Agreement is validly terminated in accordance with Section 8.1(c)(i) or Section 8.1(c)(ii), then, subject to Section 8.2(d), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company (or its designees) the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(d) Limitations on Liabilities.

(i) Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fail to effect the Closing when required pursuant to Section 2.2 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent permitted by Section 9.6, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c) (including the right to enforce the Limited Guarantee) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent and Merger Sub, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of Parent or Merger Sub, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (A) through (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Loan Agreement and the Financing) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c) and pursuant to the Limited Guarantee, and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including Loan Agreement and the Financing), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.2(c).

(ii) Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to effect the Closing when required pursuant to Section 2.2 for any reason or no reason or it otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent permitted by Section 9.6, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group (other than the Founder Vehicles), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither the Company nor any member of the Company Group (other than Parent, Merger Sub and the Founder Vehicles) shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Loan Agreement and the Financing) other than the payment of the Company Termination Fee pursuant to Section 8.2(b) and in no event shall any of the members of the Parent Group seek, or permit to be sought, any monetary damages from any member of the Company Group (other than the Founder Vehicles) in connection with this Agreement or any of the transactions contemplated hereby (including the Loan Agreement and the Financing), other than (without duplication) from the Company to the extent provided in Section 8.2(b).

(iii) The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which either the Company Termination Fee or the Parent Termination Fee is payable pursuant to Section 8.2, payment of the Company Termination Fee or the Parent Termination Fee, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company, on the one hand, or Parent or Merger Sub, on the other hand, as the case may be, would otherwise be entitled to assert against Parent or Merger Sub, on the one hand, or the Company, on the other hand, as the case may be, or their respective assets, or against any of their respective employees or equityholders or any other member of the Parent Group or the Company Group, as the case may be, with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which any of the Company Termination Fee or the Parent Termination Fee is payable pursuant to Section 8.2, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.

(iv) The provisions of this Section 8.2(d) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group and the Company Group.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Independent Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (b) waive compliance with any of the agreements or conditions contained herein; provided that after any approval of this Agreement by the Company’s shareholders, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Independent Committee; provided, further that after approval of the Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without further Shareholder Approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III, and Section 6.9 (Indemnification of Directors and Officers), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

(a) if to Parent or Merger Sub, at:

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Attention: Shizheng Duan

Facsimile: +84-24-2469-6133

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Attention:    David Zhang

          Jesse Sheley

Facsimile:    +852-3761-3301

(b) if to the Company, at:

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Attention: Shizheng Duan

Facsimile: +84-24-2469-6133

(c) if to the Independent Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang

Facsimile: +86 10 6535 5577

(d) if to the Founder Vehicles, at:

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

Attention: Shizheng Duan

Facsimile: +84-24-2469-6133

Section 9.3 Fees and Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Loan Agreement and any other documents contemplated thereby, the NDA and the Limited Guarantee constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance

(a) The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof and that each Party, subject to Section 9.6(b), shall be entitled to specific performance of the terms and provisions hereof (including each Party’s obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by the Company, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b) Notwithstanding the foregoing, the right of the Company to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, shall be limited to seeking an injunction, specific performance or other equitable relief to cause Parent and Merger Sub to consummate the Merger in accordance with Section 2.2 but only in the event that (i) all conditions in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or duly waived, (ii) the Financing (or, if alternative financing is being used in accordance with Section 6.6, pursuant to the commitments with respect thereto) has been funded or the Lender has irrevocably confirmed in writing that all conditions to funding of the Financing have been satisfied and the Financing will be funded in accordance with the terms of the Loan Agreement at the Closing, (iii) the Company has irrevocably confirmed in writing that if the Financing is funded, then it is prepared to close and (iv) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to consummate the Merger if the Financing (or, if alternative financing is being used in accordance with Section 6.6, pursuant to commitments with respect thereto) has not been funded (or will not be funded at the Closing).

(c) While the Company and Parent may pursue either a grant of specific performance under this Section 9.6 and the payment of the Company Termination Fee under Section 8.2(b) or the Parent Termination under Section 8.2(c), as applicable, under no circumstances shall the Company or Parent, as applicable, be permitted or entitled to both (i) receive a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement and (ii) monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Company Termination Fee or Parent Termination Fee, as applicable.

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Article II of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II of this Agreement, the negotiation, execution or performance of Article II of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(c) Consent to Jurisdiction. In the event any dispute arises among the parties hereto out of or in relation to this Agreement, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(c). The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre (“HKIAC”) Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be nominated by the Company and one arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator; provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator. The third arbitrator shall be the presiding arbitrator. The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the parties hereto otherwise agree in writing. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(c) shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(d) WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 6.3(b) (Confidentiality and Restrictions), Section 6.12 (Indemnification of Directors and Officers), Section 8.2(b) (Company Termination Fee), Section 8.2(c) (Parent Termination Fee), and Section 8.2(d) (Limitations on Liabilities), each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that prior to the Effective Time, Parent and Merger Sub may assign this Agreement (in whole but not in part) to any Affiliate of Parent. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Kingbird Investment Inc.

By:	/s/ Yuhuan Zhu
Name:	Yuhuan Zhu
Title:	Director

Kingbird Mergerco. Inc.

By:	/s/ Yuhuan Zhu
Name:	Yuhuan Zhu
Title:	Director

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Director

For purposes of Section 6.16 only:

Anglo China Bio-technology Investment Holdings Limited

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Director

For purposes of Section 6.16 only:

Britain Ukan Technology Investment Holdings (Group) Limited

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Director

Signature Page to Agreement and Plan of Merger

Schedule A

Beneficial Ownership of Company Shares by the Founder Vehicles

Name	Number of Company Shares Beneficially Owned
Anglo China Bio-technology Investment Holdings Limited	85,447,648
Britain Ukan Technology Investment Holdings (Group) Limited	9,061,056

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on             2012.

BETWEEN

(1)	KINGBIRD MERGERCO. INC., an exempted company incorporated under the laws of the Cayman Islands on 19 September 2012, with its registered office situate at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Merger Sub”); and

(2)	CHINA NUOKANG BIO-PHARMACEUTICAL INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands on 16 June 2006, with its registered office situated at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated September 27, 2012 made by and among Kingbird Investment Inc., Merger Sub and Company, a copy of which is attached as Appendix I to this Plan of Merger, and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING CORPORATION

2.	The name of the Surviving Corporation shall be China Nuokang Bio-Pharmaceutical Inc.

REGISTERED OFFICE

3.	The Surviving Corporation shall have its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which one share has been issued, fully paid and outstanding.

5.	Immediately prior to the Effective Time (as defined below) the authorized share capital of the Company was US$1,000,000 divided into 2,000,000,000 ordinary shares of US$0.0005 par value per share, of which 154,390,734 ordinary shares have been issued, fully paid and outstanding.

6.	The authorized share capital of the Surviving Corporation shall be US$[ ] divided into [ ] ordinary shares of US$0.0005 par value per share.

7.	At the Effective Time (as defined below), and in accordance with the terms and conditions of the Agreement:

(a)	Each ordinary share, par value US$0.0005 per share, of the Company other than (i) any Excluded Shares (as defined in the Agreement); and (ii) the Founder Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)	Excluded Shares (other than Dissenting Shares) shall be cancelled for no consideration.

(c)	Dissenting Shares shall be cancelled in exchange for the payment of the fair value resulting from the procedure in section 238 of the Companies Law unless any holder of Dissenting Shares withdraws or loses their rights to dissent from the Merger under section 238 of the Companies Law in which event such holder shall receive the Per Share Merger Consideration.

(d)	Each Founder Share shall continue as an ordinary share of the Surviving Corporation.

(e)	Each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Corporation.

8.	At the Effective Time, the ordinary shares of the Surviving Corporation shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Corporation may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Corporation, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	The Merger shall take effect at [—] (the “Effective Time”).

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13.	The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS
[—]	[—]
[—]	[—]
[—]	[—]

SECURED CREDITORS

14.	(a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Surviving Corporation and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Corporation and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of Kingbird Mergerco Inc.:

Yuhuan Zhu
Director

For and on behalf of CHINA NUOKANG BIO-PHARMACEUTICAL INC.:

[Name]
Director

Appendix I

Appendix II